Robert S. Kant
Tel 602.445.8302
Fax 602.445.8100
KantR@gtlaw.com
February 5, 2009
VIA FEDERAL EXPRESS AND
     THE EDGAR SYSTEM
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Matthew Crispino

Re:	Synaptics Incorporated
Registration Statement on Form S-3
Filed November 21, 2008
File No. 333-155582

Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 27, 2008
File No. 000-49602
Ladies and Gentlemen:
     We express our appreciation for your review of the Registration Statement on Form S-3 (the “Registration Statement”) of Synaptics Incorporated, a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated December 17, 2008. In conjunction with these responses, the Company is filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.
     The Company’s response to the Staff’s comment is indicated below, directly following a restatement of the comment in bold, italicized type.
Form S-3
Incorporation of Certain Information by Reference, page 3
1.	SEC Comment: Please incorporate by reference the Form 8-K filed on July 31, 2008 or tell us why you are not required to do so. See Item 12(a)(2) of Form S-3.
GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM
2375 East Camelback Road, Suite 700 ■ Phoenix, Arizona 85016 ■ Tel 602.445.8000 ■ Fax 602.445.8100

Securities and Exchange Commission
Division of Corporation Finance
Attention: Matthew Crispino
February 5, 2009

Company Response: Pursuant to your request, the Company has revised the disclosure to incorporate by reference the Form 8-K filed on July 31, 2008.
Part II
Item 17. Undertakings, page 40
2.	SEC Comment: Please tell us why you have included the undertakings in Item 512(i) of Regulation S-K which do not appear to apply to your Rule 415 offering.

Company Response: In accordance with your comment, the Company has revised the disclosure to remove the undertakings in Item 512(i) of Regulation S-K.
Exhibit 5.1
3.	SEC Comment: The limitations on reliance appearing on the last page of the opinion are not appropriate because stockholders must be able to rely on the opinion. Please provide a revised opinion that removes these limitations on reliance.

Company Response: Pursuant to your request, the Company has revised the last page of the legal opinion to remove the limitations on reliance by stockholders.

4.	SEC Comment: The legality opinion expresses its opinion as to “the Delaware General Corporation Law.” Please revise the legality opinion to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Also, we note that the legality opinion is limited to the federal laws of the United States and the laws of Arizona and Delaware, but the indenture filed as Exhibit 4.6 is governed by New York law. Please revise the opinion to make clear that counsel’s opinion is based upon the law governing the security in question.

Company Response: Pursuant to your request, the Company has revised the legal opinion filed as Exhibit 5.1 to the Registration Statement to state that the opinion’s reference and limitation to the Delaware General Corporation Law includes the statutory provisions, all applicable provisions of the Delaware Constitution, and the reported judicial cases interpreting those laws currently in effect. Additionally, the Company has revised the legal opinion to specifically cover New York law.
GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
Attention: Matthew Crispino
February 5, 2009

Form 10-K for the Fiscal Year Ended June 30, 2008
Item 9A. Controls and Procedures, page 55
5.	SEC Comment: We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures “are effective to ensure that information required to be disclosed by us in this report was recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms for this report.” Please confirm to us, and review future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act are accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response: Pursuant to your request, the Company confirms that its officers concluded that the Company’s disclosure controls and procedures for the periods covered by its Form 10-K for the fiscal year ended June 30, 2008 are effective to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 are accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company notes that this request is ongoing and will review and revise future filings to clarify the same.

6.	SEC Comment: We note your statement that on page 56 that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level. See Section II.F.4 of the Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Company Response: Pursuant to your request, the Company confirms that its officers concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level. The Company notes that this request is ongoing and will review and revise future filings to clarify the same.
GREENBERG TRAURIG, LLP

Securities and Exchange Commission
Division of Corporation Finance
Attention: Matthew Crispino
February 5, 2009

* * * * *
     The Company acknowledges your references regarding requesting acceleration of the Registration Statement, including Rule 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration and provide any acceleration request at least two business days in advance of the requested effective date.
     Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding the Amendment or the Company’s response, please do not hesitate to contact me at 602-445-8302.

Sincerely,

/s/ Robert S. Kant Robert S. Kant

cc:	Francis Lee Russ Knittel Kermit Nolan
GREENBERG TRAURIG, LLP